UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 14, 2025, SIMPPLE LTD. (“we,” “our,” “us,” or the “Company”), held an extraordinary general meeting (the “Meeting”) of shareholders at 9:00 pm., Singapore time on October 14, 2025, virtually at the following link: www.virtualshareholdermeeting.com/SPPL2025SM. The record date for the determination of shareholders entitled to vote at the meeting was 23 September 2025, and there were 4,873,144 ordinary shares of the Company issued and outstanding as of the record date.

All resolutions were resolved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal 1

For a special resolution to be passed to replace the existing amended and restated memorandum and articles of association: That the existing amended and restated memorandum and articles of association of the Company adopted with effect from 13 December 2024 by a special resolution of the Company passed on 9 December 2024 be and are hereby replaced with a new amended and restated memorandum and articles of association, in the form circulated to the shareholders prior to the meeting, with immediate effect (the Amended and Restated Memorandum and Articles of Association).

For	Against	Abstain
3,561,355	3,237	2,005

Proposal 2

For an ordinary resolution to be passed to increase the Company’s authorized share capital with immediate effect (the Second Resolution) as follows:

FROM: US$50,000 divided into 62,500,000 ordinary shares of a nominal or par value of US$0.0008 each,

TO: US$3,200,000 divided into 4,000,000,000 ordinary shares of a nominal or par value of US$0.0008 each.

For	Against	Abstain
3,558,702	7,882	13

Proposal 3

For an ordinary resolution to be passed to approve the ancillary documents, actions and ratification:

(i)	that the Company gives, makes, signs, executes and delivers all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) (the “Ancillary Documents”) as may be considered necessary or desirable by any director for the purpose of compliance with any condition precedent or the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in this meeting;

(ii)	that the Ancillary Documents be in the form as any director may approve;

(iii)	that any director be authorized to sign any Ancillary Document on behalf of the Company (as a deed or under seal if required) together with such amendments to those Ancillary Documents as that director considers necessary or desirable (the signature of any director on any Ancillary Document being conclusive evidence of that director’s approval of the Ancillary Document on behalf of the Company);

(iv)	that all of the Ancillary Documents be valid, conclusive, binding on and enforceable against the Company when approved, executed and delivered in the manner set out in these minutes;

(v)	that any director be authorised to do any other acts or things that the directors consider necessary or desirable in order to implement the matters referred to in this meeting; and

(vi)	that anything that has been contemplated by the above resolutions and which has been done on behalf of the Company on or before the date this meeting be and are adopted, ratified, confirmed and approved on behalf of the Company in all respects.

For	Against	Abstain
3,562,622	3,810	165

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Financial Statements and Exhibits.

Exhibit Index

Exhibit Number	Description

99.1	Amended and Restated Memorandum of Association of SIMPPLE LTD. adopted by a Special Resolution passed on 14 October 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: October 22, 2025	By:	/s/ Kelvin Lee
	Name:	Kelvin Lee
	Title:	Chairman and Director

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